Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

UP Fintech Holding Limited:

We consent to the incorporation by reference in the registration statement (No. 333-231894) on Form S-8 of UP Fintech Holding Limited and its subsidiaries of our report dated April 28, 2021, with respect to the consolidated balance sheet of UP Fintech Holding Limited and its subsidiaries as of December 31, 2020, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for the year ended December 31, 2020 and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of UP Fintech Holding Limited.

/s/ KPMG Huazhen LLP

Beijing, China

April 28, 2021